December 8, 2008

Via EDGAR and Overnight Delivery

Song P. Brandon, Esq.

Attorney-Adviser

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Magma Design Automation, Inc.

Schedule TO-I

Filed November 20, 2008

File No. 005-77999

Dear Ms. Brandon:

On behalf of Magma Design Automation, Inc. (“Magma” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 1, 2008, regarding the Tender Offer Statement on Schedule TO-I filed by the Company with the Commission on November 20, 2008 (the “Schedule TO”).

On behalf of the Company, we are concurrently filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) via the EDGAR electronic filing system, and for the convenience of the Staff, we are providing to the Staff by overnight delivery a copy of this letter and a marked copy of Amendment No. 1.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Schedule TO

Exhibit (a)(1)(A): Offer to Exchange

Risks of Participating in the Offer, page 14

1.	Please revise the disclosure in this section to explicitly note that the Private Securities Litigation Reform Act’s safe harbor protections do not apply to statements made in connection with the tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations available at www.sec.gov.

The Company respectfully submits to the Staff that the Schedule TO contains the following disclosure on page 14 of Exhibit (a)(1)(A): “The safe harbor afforded by the Private Securities Litigation Reform Act of 1995 to certain forward-looking statements does not extend to forward-looking statements made by us in connection with the offer.”

2.	Please revise to eliminate the statement in the last sentence under this heading that you “do not undertake any additional obligation to update these forward-looking statements after the date of

Ms. Song Brandon

Securities and Exchange Commission

December 8, 2008

this Offer to Exchange to reflect actual results or future events or circumstances.” This statement is inconsistent with your obligations to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

In response to the Staff’s comment, we have revised Amendment No. 1 to delete the following sentence: “We do not intend to, and we do not undertake any additional obligation to update these forward-looking statements after the date of this Offer to Exchange to reflect actual results or future events or circumstances.”

Conditions of the offer, page 44

3.	We note your disclosure in the last paragraph of this section where you provide that your “failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights.” This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

In response to the Staff’s comment, the Company confirms that if an offer condition is triggered, the Company will notify shareholders whether or not the Company has waived an offer condition.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Ms. Song Brandon

Securities and Exchange Commission

December 8, 2008

Should you required additional information with respect to these responses, or wish to discuss them further, please contact the undersigned at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Karen K. Dreyfus Karen K. Dreyfus, Esq.

cc:	Peter S. Teshima, Corporate Vice President, Finance and Chief Financial Officer